October 14, 2008

Via EDGAR and Overnight Mail

Ms. Kate Tillan

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Heart, Inc.

(File No. 000-20991)

Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2007

Filed April 14, 2008

Form 10-Q for the quarters ended March 31, and June 30, 2008

Dear Ms. Tillan,

On behalf of Cambridge Heart, Inc. (“Cambridge Heart” or the “Company”), set forth below are Cambridge Heart’s responses to the comments set forth in your letter dated September 22, 2008 relating to Cambridge Heart’s Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2007 and Form 10-Q for the quarters ended March 31, and June 30, 2008. Each comment from that letter is set forth below in italics and is followed immediately by Cambridge Heart’s response.

Item 6. Exhibits

1. We note your responses to prior comment 15. Please clarify how you concluded that the existence of the facility and initial borrowing by you was not material in light of:

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“what [you] believed to be a short term issue centering on the illiquidity in the ARS market,” as noted in your response to prior comment 15, given your seemingly inconsistent response to prior comment 6, where you indicate that you concluded during your second quarter that “market condition was not a short-term issue” and “liquidity would resume in short order,” and

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your disclosure on page 23 of your Form 10-Q for the period ended June 30, 2008 and your responses to prior comments 8 and 9, where you indicate that the initial and available borrowings under this facility would be the primary provider to you of cash and liquidity until “solutions” to the illiquidity of the ARSs are available. We also note your disclosure that if these “solutions” do not materialize, you may need to seek other financing options and that you have generated “recurring negative cash flow from operations.”

Also, it is unclear why the fact that this arrangement is not “documented in the same manner as a typical revolving credit facility” permits you not to file such arrangement as an exhibit to your most recent Form 10-Q. Please expand your response accordingly.

We acknowledge that the use of the term “short-term” in our September 12, 2008 response to your prior comments 6 and 15 may appear to be inconsistent and would like to clarify our intended meaning of that term as used in our response to comment 15. As we noted in our prior response, Citigroup Global Markets, Inc. offered to the Company a credit facility equal to up to 50% of the par value of the auction rate securities (ARSs) held by the Company. The Company views this credit facility as an advance on the value of the ARSs that would be liquidated once the liquidity in the market for ARSs resumed. Based on the information known to the Company, we believed at the time that we accepted the credit facility and continue to believe that the long-term value of the investments is secure. Our response to comment 15, therefore, should have stated that we concluded that the existence of the facility and initial borrowing by the Company was not material in light of what be believed to be a temporary as opposed to a short-term lack of liquidity in the ARS market (emphasis added). As we stated in our previous response, there has been no indication to the Company that the obligations underlying the ARSs are subject to risk of default.

The Company did not file the credit facility as an exhibit to its most recent Form 10-Q because it was not viewed as a material contract for the reasons cited above. As noted in our September 12, 2008 response letter, the terms of the credit facility are evidenced by an offer letter from Citigroup and an application submitted by the Company. The Company described the terms of the credit facility in Note 2 to the Condensed Financial Statements for the period ended June 30, 2008 and in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of its most recent Form 10-Q. The Company subsequently filed a Form 8-K on September 16, 2008 describing the material terms of the credit facility and an increase in the amount of borrowings thereunder.

In connection with the filing of its next Form 10-Q, the Company intends either to file a copy of the documentation evidencing the credit facility or a written summary of the material terms thereof as an exhibit to the Form 10-Q.

If you have any questions regarding any of the foregoing, or if you require any additional information, please feel free to call me at (978) 654-7651.

Regards,

/s/ Vincenzo LiCausi

Vincenzo LiCausi

Chief Financial Officer